                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                  SCHEDULE 13G
                               (AMENDMENT NO. 2)


                   Under the Securities Exchange Act of 1934


                        Regeneration Technologies, Inc.
                                (Name of Issuer)

                         Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   75886N100
                                 (CUSIP Number)


                               December 31, 2001
            (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [_]  Rule 13d-1(b)
                              [X]  Rule 13d-1(c)
                              [_]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 5 Pages

     This Amendment No. 2 to Schedule 13G filed on February 14, 2001, as amended on April 24, 2001, is being filed to amend Items 5, 7 and 9 to reflect changes in the number of shares of the Issuer's common stock held by a trust over which the Reporting Person may be deemed to have beneficial ownership.

       1  NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James M. Grooms

       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a) [_]
                                             (b) [_]

       3  SEC USE ONLY

       4  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                                5  SOLE VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY                     1,421,750
    OWNED BY
      EACH                      6  SHARED VOTING POWER
    REPORTING
     PERSON                        792,000 shares
      WITH
                                7  SOLE DISPOSITIVE POWER

                                   1,421,750 shares

                                8  SHARED DISPOSITIVE POWER

                                   792,000 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,213,750 shares (includes 1,421,750 shares held by the James M. Grooms Trust over which Mr. Grooms has voting and dispositive power as trustee and 792,000 shares held by the Lisa Wasshausen Limited Trust over which Mr. Grooms shares voting and dispositive power with his wife, Lisa Wausshausen, as co-trustee)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
              [_]

                                                               Page 3 of 5 Pages

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    10.1%
12  TYPE OF REPORTING PERSON

    IN


Item 1(a)    NAME OF ISSUER:

             Regeneration Technologies, Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             One Innovation Drive
             Alachua, Florida 32615

Item 2(a)    NAME OF PERSON FILING:

             See Item 1 of the cover page attached hereto

Item 2(b)    Address of Principal Business Office, or if none, residence:

             One Innovation Drive
             Alachua, Florida 32615

Item 2(c)    CITIZENSHIP:

             See Item 4 of the cover page attached hereto

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock, par value $.001

Item 2(e)    CUSIP NUMBER: 75886N100

Item 3       Not Applicable

Item 4       OWNERSHIP:

             (1)   Amount beneficially owned:
                   See Item 9 of the cover page attached hereto

             (2)   Percent of Class:
                   See Item 11 of the cover page attached hereto

             (3)   See Items 5 through 8 of the cover page attached hereto

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                                                               Page 4 of 5 Pages

             Not Applicable

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             Not Applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

             Not Applicable

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

             Not Applicable

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable

Item 10      CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 5 of 5 Pages

                                  SIGNATURES
                                  ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002


                                           /s/ James M. Grooms
                                           ----------------------------------
                                           James M. Grooms